
AN AMERICAN BEER
AMERICAN MALT LIQUOR

KANSAS CITY BREWERIES COMPANY LLC

Providing High Growth Value Brands For Retail and Beverage Markets.

EDIT CAMPAIGN

Type of Security **Common Equity** | Pre-Money Valuation **$10,000,000** | Days Left **94** | Share:

Founded Oct 2016
Kansas City, MO
Food Service

HIGHLIGHTS
http://kansascitybreweriescompany.com

Less than 20% Funded | Committed **$0**

Target **$25,000 - $100,000** | Minimum Investment **$200**

ABOUT KANSAS CITY BREWERIES COMPANY LLC

Kansas City Breweries has successfully finished proof of concept and is now beginning production of three registered beers trademarked KC Lite™ a 4.2% alcohol beer in KC Royals Blue (MLB); KC Lager™ a 5% alcohol beer in KC Chiefs Red (NFL); and KC Malt™ a 6.2% alcohol strong beer or malt liquor in black, gold & silver. KC Lite™, KC Lager™ and KC Malt™ are licensed for distribution in Kansas, Iowa & Missouri with retail packaging in 12oz cans for 6,12, & 24 packs, 12oz bottles for 6, 12 & 24 packs, and 1/2 bbl 15.5-gallon kegs. During proof of concept the company produced $250,000 in 12 month revenues by co-packing with the 2nd oldest and 9th largest producer of premium beverages in the US. This guaranteed KC Brands with great tasting affordable beer for our customers, unlimited production quantities for distributors and retailers and no additional overhead required rapidly growing revenues. Until sales and investment revenues provide leverage financing for our planned 100,000 bbl breweries and beverage complex (to produce contract and private label KC Brand sports drinks, energy drinks, vitamin drinks, sodas, ciders, juices and flavored waters) the company will continue with co-production arrangements for maximized revenue and growth. Product demand for KC Brands thru channel partners and existing customers exceeds 5000 locations over 6 states and provides the potential for long term revenues of $50 million+ over the next 5-7 years. All sales and investment revenues are allocated for packing, production, marketing and investor returns in addition to securing long term management teams.

WHY YOU SHOULD INVEST

KC Brands exceeded proof of concept expectation when retailers that followed marketing suggestions sold 2x as much as foreign owned name brands with 2x the profits. Consumers on average saved over $1-$1.75 per 6-pack while enjoying the regional affinity associated with locally owned beers that national sports fans have come to recognize in the KC Royals Blue (MLB) and KC Chiefs Red (NFL). Because any college student budget can afford KC Branded beers our channel partners, regional and local customers provide long-term growth, stability and potential revenues of $50 million+ over the next 5-7 years. Marketing is provided for our channel partners thru social media, sporting networks, motorsports sponsorships, podcasts and community events to ensure KC Brands are easily recognized and accepted by all of our supporting fans. More importantly, domestic beer drinkers with great affinity for premium beers, hard work and successful sports teams like the Kansas City Royals (MLB), the Kansas City Chiefs (NFL), Sporting Kansas City (MLS) and Nascar, are already adopting our US Owned Union Made great tasting affordable beers.


Now Available
Kansas City Breweries Co.
Top Breweries In The Reg
Kansas City Business Journal
March 2018
HEIM BREWERY
KANSAS CITY LAGER BEER
CAPACITY ONE HUNDRED THOUSAND BARRELS
BLUE LIVES MATTER
63

HOW WE INTEND TO MAKE MONEY

In mid-2018 KC Breweries will launch its full production line of KC Lite™, a 4.2% alcohol beer in KC Royals Sky Blue (MLB); KC Lager™ a 5% alcohol beer in KC Chiefs Red (NFL); and KC Malt™ in Black a 6.2% alcohol strong beer or malt liquor. KC Lite™, KC Lager™ and KC Malt™ are already licensed for distribution in Kansas, Iowa & Missouri and will be packaged in 12oz cans for 6, 12 & 24 packs, 12oz bottles for 6, 12 & 24 packs, and 1/2 bbl 15.5-gallon kegs. Further expansion will follow in 2019-2020 with the addition of flavored alcohols and non-alcohol beverage production of sports drinks, energy drinks, vitamin drinks, sodas, ciders, fruit juices and flavored waters. Just like it began in 1905, Kansas City Breweries Company will once again be a leading US supplier of alcohol and non-alcohol beverages just like it did 113 years ago.

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WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

With proof of concept a huge success and hyper growth on the horizon, capital inputs are needed for package and production demands in addition to marketing programs and to maintain strong channel partners and management teams. With additional investments combined with sales revenues the company can dramatically increase profits and investor return with expansion of it's beverage complex (to produce contract and private label KC Brand sports drinks, energy drinks, vitamin drinks, sodas, ciders, juices and flavored waters). Bringing Kansas City Breweries Company back to life without the support of our channel partners, communities and sports fans could not be possible so the company would like to provide a financial opportunity for those who support us...

TEAM



TERRI BRICKER
President

For more than 40 years Ms. Bricker has served many positions for Hallmark Cards where she learned first hand the importance of providing opportunities for the community. I... Read More

Kansas City



SAMUEL LIPARI
Advisor

With more than twenty years of experience assembling effective management teams and developing cost efficient market strategies for complex procurement systems, Mr... Read More

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ARTICLES AND PRESS

"Kansas City Breweries Company Will Build 100,000-barrel brewery"
- Kansas City Business Journal

"Creating High Growth value Propositions for Beverage, Grocery and Convenience Store Markets."
- Kansas City Breweries Company

DOCUMENTS

Official filing on SEC.gov

Company documents
Financials

Company documents
Investor Presentation

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OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$10,000,000**
Minimum Investment	Price per Share
$200	**$0.25**
Minimum # of Shares	Maximum # of Shares
100,000	**400,000**

PERKS	
Invest $5,000 or more	Kansas City Breweries supports hospitality events with all of our channel partners and sponsorship programs... Feel free to choose from one of your favorites... Royals Baseball (MLB), Chiefs Football (NFL), KC Sport Soccer (MLS), Kansas Speedway (Nascar), Iowa Speedway (Nascar), Gateway Speedway (Nascar), Knoxville Iowa Weekly & National Events... You get to choose!!!

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